Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: zulily, inc.

Commission File No.: 001-36188

Internal Employee Communication from Mike George, President and Chief Executive Officer of QVC, Inc., dated August 17, 2015

From: Mike George

Open Mike: QVC and zulily Come Together
to Inspire Customers and Drive Growth

Team,

Today marks a significant milestone in QVC’s journey to redefine the way the world shops. This morning, two great retail brands, QVC and zulily, are coming together. I’m in Seattle at zulily’s headquarters to celebrate the occasion with our newest team members.

Under the proposed $2.4 billion transaction, expected to close in the fourth quarter, zulily will join the QVC Group (which refers to QVC’s tracker stock) to create a powerful multi-platform and multi-brand retailer. Upon closure, zulily will continue to operate as a separate brand under the leadership of Darrell Cavens, zulily’s President, CEO and cofounder. zulily Chairman and cofounder Mark Vadon will join the board of our parent company Liberty Interactive, and will be an important source of counsel and support to us as we leap into this new adventure.

Since its inception in 2010, zulily has emerged as a destination brand for millions of millennial customers, becoming the third fastest retailer in history (with Amazon and Old Navy) to reach $1 billion in annual net sales. Most of zulily’s business is in the US, but it also serves customers in Canada, Australia, the UK, Ireland, Mexico, Hong Kong, Singapore, and many other countries. zulily is headquartered in Seattle and operates three state of the art fulfillment centers in Nevada, Ohio, and Pennsylvania.  Its shares are traded on the NASDAQ under the symbol ZU. You can learn more about zulily by visiting www.zulily.com.

zulily is obsessed with bringing customers special finds every day, introducing thousands of new items daily, including clothing, shoes, home décor, toys, gifts and more, through its web and mobile platforms. Unique products from up-and-coming brands are featured alongside favorites from top brands. zulily’s platforms are powered by a unique personalization model that creates a customized and relevant experience for each shopper.

Together, the QVC and zulily platforms represent combined annual revenues of more than $10 billion and 230 million fabulous finds shipped to 19 million customers in 85 countries. Highly-complementary customer bases spanning generations of women offer both companies the opportunity to extend our businesses beyond our core audiences. Adding zulily to the QVC Group enables us to reach a new audience of young mothers who love to shop.

This is an exciting moment for all of us at QVC — our customers, our vendors, our investors, and all of you. QVC has been growing substantially. We’re entering new markets around the world and we’ve emerged as one of the top retailers in mobile commerce. Today’s announcement — and the opportunities it creates — will allow us to accelerate that growth.

zulily and QVC are similar in many ways. We share a common passion for building trust based long-term customer relationships and creating engaging shopping experiences centered on the joy of discovery. Both are leading retail innovation across multiple platforms, with a focus on mobile and digital.  And both are firmly rooted in enduring values — a maniacal focus on the customer, and a commitment to always doing the right thing.

As exciting as what we have in common is what differentiates us.  We are a leading brand among 35 to 64 year old women, with 14 million active customers.  zulily is a leader primarily among 25 to 45 year old women, with approximately 5 million active customers and an email membership of many million prospects.  Only 6% of active zulily customers have shopped with QVC over the past year.  Few of zulily’s 10,000 vendors currently work with QVC, and few of our brands are sold through zulily. As partner companies, zulily and QVC will be able to share brands and products across platforms, jointly host events and brand launches, engage celebrities together, and more. zulily will be able to leverage QVC’s deep experience in creating rich video content across its platforms, while QVC can take advantage of zulily’s sophisticated personalization technologies to offer greater relevancy to our customers. And our combined ecommerce and mobile know how will put us squarely at the forefront of digital innovation.

And perhaps most exciting — zulily brings to the QVC Group a highly engaged entrepreneurial team of 3,000 colleagues, and there will be many opportunities to learn from each other, share talent, develop our people, and have a lot of fun along the way.

One of the three strategic paths we outlined as part of our One Q journey called for us to boldly embrace the future, with a commitment to transform our brand experience to win on high growth digital platforms and with millennial consumers. With this new partnership, we take a very big step into this bright future.

Many of you will recall that I’ve spoken about zulily a number of times over the last couple years. I’ve used zulily as an example of an innovative retailer bringing the same brand values to the digital world that we first brought to the TV world — inspiration, discovery, and a commitment to building lifetime relationships.  What you may not know is that back in 2005, a couple of e-commerce entrepreneurs who had founded a highly successful custom order jewelry website called Blue Nile visited QVC. Those entrepreneurs, Darrell Cavens and Mark Vadon, told me, in the first of many discussions we’ve had over the last several months, that this QVC visit was one of the sparks that inspired zulily. And so it seems fitting, and perhaps inevitable, that we should come together.

We’ll continue to update you as this exciting partnership moves forward. Stay tuned for an invitation to a brief Open Mike Live tomorrow, where I’ll share more information on this great next step for our organization, our vendors, and our customers. To learn more about the new partnership with zulily, click here to read a brief FAQ. I also encourage you to read the QVC press release, as well as a letter that zulily President and CEO, Darrell Cavens, sent to his team today.

As always, please feel free to send me your ideas and questions.

Mike

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive or to purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interactive and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer.  At the time the offer is commenced, Liberty Interactive and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the

Solicitation/Recommendation Statement will contain important information.  Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities.  The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them.  The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov.  Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This communication includes certain forward-looking statements including statements about the proposed acquisition of zulily by Liberty Interactive, the realization of estimated synergies and benefits from the proposed acquisition and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this communication, and each of Liberty Interactive, QVC zulily expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive, QVC and zulily and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and zulily which may affect the statements made in this communication.